Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
SECOND QUARTER 2014 CONFERENCE CALL

August 6, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) plans to report its second quarter financial and operating results via news release at or before approximately 6 a.m. MT (8 a.m. ET) on Wednesday, August 13, 2014. Crescent Point management will host a conference call at 10:00 a.m. MT (12:00 p.m. ET) on August 13, 2014, to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 800-952-4972 or 416-340-8527. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/5827 in your web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. You can access the replay by dialing 800-408-3053 or 905-694-9451 and entering the passcode 3661760. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.

Crescent Point is one of Canada’s largest light and medium oil producers, with a market capitalization of more than CDN$19 billion and an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, AB., T2P 3Y6